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File Number 70-8667
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

AMENDMENT NO. 1
TO
FORM U-1

APPLICATION-DECLARATION UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

By

CONSOLIDATED NATURAL GAS COMPANY
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania  15222-3199

and its subsidiary companies:

CNG COAL COMPANY	CNG STORAGE SERVICE COMPANY
CNG ENERGY SERVICES CORPORATION	CNG TRANSMISSION CORPORATION
CNG FINANCIAL SERVICES, INC.	CONSOLIDATED NATURAL GAS
CNG POWER COMPANY	  SERVICE COMPANY, INC.
  and its subsidiary company	CONSOLIDATED SYSTEM LNG COMPANY
  CNG MARKET CENTER SERVICES, INC.	HOPE GAS, INC.
CNG PRODUCING COMPANY	THE EAST OHIO GAS COMPANY
  and its subsidiary	THE PEOPLES NATURAL GAS COMPANY
 company CNG PIPELINE COMPANY	VIRGINIA NATURAL GAS, INC.
CNG RESEARCH COMPANY	WEST OHIO GAS COMPANY

Consolidated Natural Gas Company,
a registered holding company,
is the parent of the other parties.

Names and addresses of agents for service:


STEPHEN E. WILLIAMS, Esq.,	N. F. CHANDLER, Esq., General Attorney
Senior Vice President and 	Consolidated Natural Gas Service
  General Counsel	  Company, Inc.
Consolidated Natural Gas Company	CNG Tower
CNG Tower	625 Liberty Avenue
625 Liberty Avenue	Pittsburgh, PA  15222-3199
Pittsburgh, PA 15222-3199

with a copy to:

Gary W. Wolf, Esq.
Cahill Gordon & Reindel
Eighty Pine Street
New York, NY  10005


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File Number 70-

SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM U-1

APPLICATION-DECLARATION UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Item 1.  Description of Proposed Transaction
	    ___________________________________

     (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

          Consolidated Natural Gas Company (the "Company" or "Consolidated") is a public utility holding company registered as such under the Public Utility Holding Company Act of 1935 (the "Act" or "1935 Act"). It is engaged solely in the business of owning and holding all of the outstanding securities of sixteen directly owned subsidiary companies most of which are in the natural gas business. All directly and indirectly owned subsidiaries of Consolidated are referred to individually as "Subsidiary" and collectively as "Subsidiaries." The Subsidiaries are principally engaged in natural gas exploration, production, purchasing, gathering, transmission, storage, distribution, marketing and by-product operations. Consolidated and its Subsidiaries are referred to herein as the "Consolidated System" or "CNG System."


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I. OVERVIEW OF OMNIBUS TYPE APPLICATION

	This application-declaration ("Application") contains the request of Consolidated and certain of its Subsidiaries for authorization for financing for the period beginning with the effective date of an order issued in this proceeding through December 31, 2000. The Application is an omnibus type filing and is a departure from Consolidated's traditional annual system financing requests in several respects. The Application is believed to be in alignment with the efforts of the Securities and Exchange Commission ("Commission") to modernize its administration of the Act.
	The Application seeks to consolidate in one filing all of the financing authorizations for the Consolidated System, and simultaneously asks for a significant amount of flexibility as to these financings - both as to characteristics and as to amounts. It is similar in concept to the shelf-type registration statement filings permitted under Rule 415 promulgated under the Securities Act of 1933 ("1933 Act"). The Application approaches financing from a system-wide viewpoint, and does not concentrate on the details of the individual components within the over-all system financing program. As long as Consolidated maintains a solid financial base which is reflected objectively by ratings of a nationally recognized statistical rating organization, Consolidated would be allowed a great deal of discretion with respect to its financing activities. This would allow it to be readily responsive so as to be able to take advantage of current financial market conditions, which, in turn, should make it more competitive with companies which are not subject to the jurisdiction of the Act.
	The Application strives to open pathways for a variety of activities which would occur within stated ambits, but for which specific prior authorization


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would not be needed.  Continuous Commission oversight would take place through disclosures of Consolidated System activities made in the Commission's integrated disclosure system in place for use under the 1933 Act and the Securities Exchange Act of 1934 ("1934 Act"), and through the notification system pursuant to this proceeding.
	The following is a summary description of how the Application differs from Consolidated's usual past annual financing applications.

Consolidated External Financings

1.	The Application seeks financing for an approximate 5 year period instead of the traditional 12 month fiscal financing period running from July 1 of one year through June 30 of the succeeding year.

2.	The Application requests authority for Consolidated to offer and sell a variety of securities in an "out of the basket" or "off the shelf" manner, and to sell the securities in a variety of ways in addition to the formerly required competitive bidding process. Consolidated would have the right to choose the amount, type and terms of an Approved Security, as appropriate to its needs and market conditions as they exist at the time of financing, provided (i) the aggregate amount of securities sold during the approximate 5 year period does not exceed $3.5 billion and (ii) its debt has an investment grade financial rating. An "Approved Security" as used in this Application is defined as a security of a type which has already been approved, or which may hereafter be approved, by the


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	Commission pursuant to orders or approvals in other proceedings under the
Act, and any security3 which is substantially similar to such a security in form or substance. The following are included as Approved Securities:
common stock, preferred stock the terms of which are set by the Board of Directors, bonds, debentures, notes, other forms of indebtedness, monthly or quarterly income preferred securities, interest rate swaps, and guarantees of third party obligations in connection with ordinary business transactions.

3.	Consolidated seeks authority to organize and use new corporations, trusts, partnerships or other entities (individually, a "Financing Entity") which would be created for the purpose of facilitating financings involving the issuance of monthly or quarterly income preferred securities.

4.	Consolidated's currently effective authorization to sell up to $350 million of debt securities under its new indenture would be superseded by the omnibus Application; the ability to sell long-term debt would accordingly be extended as to time.

5.	Consolidated would be able to amend its certificate of incorporation to increase its authorized common stock and to authorize a new class of preferred stock (in place of its preferred stock currently authorized) with up-to-date terms and conditions determined by its Board of Directors as appropriate to meet the Company's needs and market conditions as they exist at the time of issuance. There are no shares of preferred stock presently outstanding.



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Intra-system Financings by Consolidated

6.	The Application seeks authority for Consolidated to finance certain of its
Subsidiaries through investment vehicles in addition to the traditional common stock, open account advances and long term note financings.

7.	The Application requests authority for Consolidated to finance certain of its Subsidiaries in an aggregate amount not exceeding $1.5 billion during the approximate 5 year period. The $1.5 billion excludes financing that is exempt pursuant to Rules 45 and 52. Consolidated would be allowed to use its discretion as to how much financing to give to each Subsidiary as its needs dictate during the period.

Intra-system and External Financings by Subsidiaries

8.	Second tier parent company financing of operational Subsidiaries thereof through transactions involving Approved Securities not covered by Rule 52 is included in the Application.

9.	Subsidiary external financing involving the issuance of certain Approved
Securities not falling within the compass of Rule 52 and the use of Financing Entities in connection therewith would be authorized.

Changes in Authorized Capital

10.	The Application retains the request for Subsidiaries to alter their legal capitalization in order to engage in financing with their parent company.


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Parent Company Credit Support

11.	The Application requests authority for certain parent companies in the
Consolidated System to enter guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to obligations of their respective direct and indirect subsidiaries as required to enable them to carry on their business.

	The following describes which authorizations are specifically requested by each of the Consolidated subsidiaries which are a party to this proceeding.

*	Request to issue Approved Securities not covered by Rule 52, guarantee or otherwise support subsidiary obligations and/or to form a Financing Entity.

	CNG Energy Services Corporation
	CNG Storage Service Company
	CNG Power Company
	CNG Financial Services, Inc.

	These four Subsidiaries and any Financing Entity of theirs are collectively referred to herein as the "Issuing Non-utility Subsidiaries."

*	Request for utility company issuance of short-term debt to Consolidated, which is not subject to state utility commission approval.

		The East Ohio Gas Company
		The Peoples Natural Gas Company
		West Ohio Gas Company

	These three Subsidiaries are collectively referred to herein as the "Issuing
Utility Subsidiaries."


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*	Request to amend the certificate of incorporation to increase authorized capitalization to allow for issuance of additional shares of common stock.

		All Subsidiary parties

*	Request to buy back shares of its common or preferred stock from its immediate parent company.

		All Subsidiary parties

	All normal course of business financings by Subsidiaries will occur pursuant to either outstanding Commission authorizations until the expiration thereof, or under exemptive Rule 52, and are not a part of the authorizations requested herein.

II.  PARAMETERS FOR AUTHORIZATIONS

	The Application makes requests for authority, without any additional prior Commission approvals, to engage in future financing transactions for which the specific terms and conditions are not at this time known. Accordingly, it is appropriate that certain conditions concerning the financial status of Consolidated exist at the time of engaging in such activities. The general conditions for doing such financing activities without further prior approval are given directly below; further limitations on specific types of financing are set forth further herein.


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	CONSOLIDATED DEBT OF INVESTMENT GRADE.  Consolidated would be authorized to engage in the financing activities described herein as long as its long-term debt rating is of investment grade as established by a nationally recognized statistical rating organization (as that term is used in Rule 15c3-1(c)2(vi)(F) under the 1934 Act). Consolidated will at all times during the authorization period ending December 31, 2000 strive to maintain a capital structure sufficient to keep an investment grade rating for its debt.

	EFFECTIVE COST OF MONEY ON BORROWINGS. The effective cost of money on borrowings occurring pursuant to the authorizations granted under the Application will not exceed 300 basis points over comparable term U. S. Treasury securities.

	EFFECTIVE COST OF MONEY ON OTHER APPROVED SECURITIES. The effective cost of money on preferred stock and other fixed income oriented Approved Securities will not exceed 500 basis points over 30 year term U.S. Treasury securities.

	MATURITY OF DEBT.  The maturity of indebtedness will not exceed 50 years.

	ISSUANCE EXPENSES. The underwriting fees, commissions, or other similar remuneration paid in connection with the non-competitive bid issue, sale or distribution of a security pursuant to the Application will not exceed 5% of the principal or total amount of the financing.


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	AGGREGATE DOLLAR LIMIT.  The aggregate amount of outstanding external financing effected by Consolidated for purposes other than refunding of outstanding securities during the approximate 5 year period will not exceed $3.5 billion; for purpose of calculating the amount effected only outstanding amounts under revolving credit arrangements will be counted. Further, credit support of underlying Subsidiary obligations (because the same would be subject to a separate $1.5 billion limitation) would not be included in the calculation. Request is also made for Consolidated to effect external financing for the purpose of refinancing outstanding securities up to an aggregate amount not to exceed $3.5 billion during the approximate 5 year period.

III.  GENERAL FINANCING CONCEPT

	Even though no dollar amounts of specific financing transactions are discussed in this Application, Consolidated and its Subsidiaries would continue to develop capital budgets and estimates of other financing needs on an annual basis as they have customarily done for years. Actual financings during a given year would occur based upon such normal financial planning.
	Consolidated would continue to finance its utility Subsidiaries to achieve a Subsidiary capital structure which would be an approximately mirror image of that of the parent company. Certain restrictive covenants in the Indenture dated as of May 1, 1971 between Consolidated and Chemical Bank would continue to apply during the authorization period requested herein unless otherwise amended or such indenture is defeased. Such covenants require, among other things, that certain financial standards be met before dividends can be paid or additional funded debt may be incurred.


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	Consolidated would be allowed to issue and sell additional debt, preferred stock or common stock or other Approved Securities without any additional prior Commission approval if Consolidated has a long-term debt rating of investment grade as established by a nationally recognized statistical rating organization. The provisions of the securities would be determined by Consolidated at the time of sale and would not be limited by any of the Commission's "policies" with respect thereto.
	To the extent not already exempt under Rule 52, Consolidated and its Subsidiaries would be permitted to engage in intra-system financing of their respective directly owned Subsidiaries without additional prior Commission approval. However, the use of proceeds from the financings would be limited to use in the operations of the respective businesses in which such Subsidiaries are already authorized to engage.
	In HCAR Nos. 13105 and 13106, dated February 16, 1956, as amended in
HCAR Nos. 16369 and 16758, dated June 22, 1970, the Commission adopted statements of policy with respect to the first mortgage bonds and preferred stock ("Statements of Policy"). To the extent that securities proposed to be issued and sold pursuant to an authorization granted in this proceeding may conflict with the Statements of Policy, request is hereby made for deviation from the Statements of Policy.
	Due to statutory requirements, the authorization requested herein to engage in external or intra-system financing without additional Commission approval do not apply in the case of any financing (other than through the use of internally generated funds) for the purpose of investing in either an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, respectively. Nor would any financing be allowed under the above procedures if it would cause Consolidated to not be in compliance with Rules 53 and 54 promulgated under the Act.


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IV. DESCRIPTION OF SPECIFIC TYPES OF FINANCING

A. Consolidated External Financings

	Consolidated currently obtains funds externally through short-term debt financing, including commercial paper sales; long-term debt financing, such as debentures and notes; and sales of capital stock. Debt and preferred stock financings can be either privately placed or publicly distributed. Common stock can be issued and sold pursuant to underwriting agreements of a type generally standard in the industry. Public distributions can be pursuant to private negotiation with underwriters, dealers or agents as discussed below or effected through competitive bidding among underwriters. All such debt and stock sales are at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets. Common stock is also sold pursuant to various existing or new employee benefit plans and dividend reinvestment plans. In addition, Consolidated now seeks to issue and sell Approved Securities.
	Consolidated may sell securities covered by this Application in any of the following ways: (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser, or (iii) through agents.
If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by managing underwriters designated by the Company) or directly by one or more underwriters acting alone. The securities


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may be sold directly by the Company or through agents designated by the Company from time to time. If dealers are utilized in the sale of any of the securities, the Company will sell such securities to the dealers, as principal. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.
	If equity securities are being sold in an underwriting offering, the Company may grant the underwriters thereof a "green shoe" option permitting the purchase from the Company at the same price additional equity securities (an additional 15% under present guidelines) then being offered solely for the purpose of covering over-allotments.
	If debt securities are being sold, they may be sold pursuant to "delayed delivery contracts" which permit the underwriters to locate buyers who will agree with the Company to buy the debt at the same price but at a later date than the date of the closing of the sale to the underwriters. They may also be sold through the use of medium terms note and similar programs.

	1. Short-term Financing

	To provide financing for general corporate purposes, including financing gas storage inventories, other working capital requirements and construction spending until long term financing can be obtained, Consolidated would continue to sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper


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dealers generally.  It is expected that the dealers acquiring commercial paper from Consolidated will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, to individual investors. It is anticipated that Consolidated's commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.
	Back-up bank lines of credit for 100% of the outstanding commercial paper are required by credit rating agencies. To satisfy this requirement, Consolidated proposes to establish back-up bank lines in an aggregate principal amount not to exceed the amount of authorized commercial paper. Consolidated would borrow, repay and reborrow under these lines from time to time, without collateral, to the extent that it becomes impracticable to sell commercial paper due to market conditions or otherwise. Loans under these lines shall have a maturity date not more than one year from the date of each borrowing.
	Consolidated may engage in other types of short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance. Such short-term financing could include, without limitation, bank lines and debt securities issued under its debt securities indenture and note programs.

	2. Long-term Financing

	Consolidated was authorized to issue and sell up to $500 million of debt securities in Commission order dated March 6, 1995, HCAR No. 26245, in File No. 70-8107. On April 12, 1995, Consolidated sold $150 million principal amount of 7 3/8% Debentures Due April 1, 2005, thus leaving $350 million of such


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authorization available for future use.  The aforesaid 7 3/8% Debentures were, and new issuances of debt securities would be, issued pursuant to a new form of simplified indenture which was also authorized in the proceeding under File No. 70-8107. The authorization under the March 6, 1995 order expires on June 30, 1996.
	Consolidated is proposing herein a fundamental change in the method by which it would be authorized to engage in external financings, which would supersede the above authorization. Consolidated accordingly proposes to incorporate the specific authorization into the more general financing authorization requested in this Application. If such is permitted, Consolidated would issue debt securities under its new indenture (or other securities indentures) pursuant to the authorization granted in this proceeding and not under the earlier specific authorization. One effect of this would be a removal of the terms and conditions and dollar amount limits in the earlier orders to the extent not replaced by like terms and conditions or issuance limitations imposed by an order in this proceeding. The effective date of the authorization to issue debt securities under the indenture would accordingly be extended, pursuant to an order issued in this proceeding, to December 31, 2000.
	Consolidated may engage in other types of long-term financing with such terms and conditions as it may deem appropriate in the context of its needs and
financial market conditions at the time of issuance.   Any long-term debt or
Approved Security would have such designation, aggregate principal amount, maturity, interest rate(s) and terms of payment of interest, redemption provisions and sinking fund terms, conversion or put terms and other terms and conditions as Consolidated may at the time of issuance determine. Examples of such long-term securities would include convertible debt, medium term notes,


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monthly or quarterly income preferred securities, securities with call or put options, etc. Consolidated may also form Financing Entities to issue Approved Securities. In such case, Consolidated would issue debt or other securities to such Finance Entities to back-up such entities' obligations under the Approved Securities they issue and to capitalize such entities.

	3. Stock Financing

	Consolidated may also issue and sell preferred or common stock, equity Approved Securities, or issue stock upon the exercise of convertible debt or pursuant to rights, options, warrants and similar securities. Financing Entities may be used in connection with the issuance of monthly or quarterly income preferred securities, in which case Consolidated may issue its debt or other securities to such Financing Entities to back-up the obligations of such Financing Entities and to capitalize such entities. Consolidated may also buy back shares of such stock, during the authorization period.
	Consolidated proposes that it be allowed, subject to further Commission approval, to (i) amend its Certificate of Incorporation to increase its authorized capital as deemed necessary and appropriate by Consolidated for proper corporate purposes, (ii) eliminate the current provision in its certificate of incorporation authorizing its class of preferred stock and substitute therefor new provisions authorizing a class of preferred stock ("New Preferred Stock") and (iii) solicit proxies through a proxy statement, filed under and meeting the standards of the 1934 Act, requesting shareholder approval of such amendments to the certificate of incorporation. The New Preferred Stock would permit the Board of Directors of Consolidated, or a committee thereof as authorized by Delaware law, to set the terms and conditions of each Series of New Preferred Stock as appropriate to meet the


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Company's needs and market conditions as they exist at the time of issuance.
Any New Preferred Stock issued would have such designation, liquidation preferences, issue price(s), dividend rate(s) and terms of payment of dividends, redemption provisions and sinking fund terms, voting or other special rights, conversion terms and other terms and conditions as Consolidated may at the time of issuance determine.
	Proxy solicitation material relating to amendments to the certificate of incorporation will meet the requirements of Schedule 14A under the 1934 Act, and will be reviewed for compliance with such regulation by the Commission before the proxy material is sent to shareholders. Such proxy solicitation material will be incorporated by reference into this Application when it is filed with the Commission under the 1934 Act, and request is made under Rule 62 of the Act to begin solicitation of proxies when such filing is made. Consolidated requests retention of jurisdiction over the implementation of the amendments pending the making of the 1934 Act filings and completion of the record.
	Consolidated obtains funds through the sale of its common stock sold pursuant to various employee benefit plans and a dividend reinvestment plan. From time to time in the future, other similar plans may be adopted by Consolidated, existing plans may be changed and Consolidated may issue securities to fund its obligations under employee benefit plans or arrangements. For instance, Consolidated's Board of Directors recently authorized the funding of the Company's obligations under various of it non-qualified plans and agreements through the issuance to a trust of up to 750,000 shares of Consolidated common stock. Consolidated also acquires treasury shares through the operations of such employee plans. Additionally, by order dated May 8, 1992, HCAR No. 25528, File No. 70-7948, Consolidated is


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authorized through December 31, 1995 to acquire up to 4,000,000 shares of its common stock in the open market. Details concerning all the currently effective authorizations relating to these plans and treasury share acquisitions are set forth in Exhibit G. Consolidated now proposes to issue, sell, reacquire and resell shares of common stock pursuant to these existing plans and similar plans or plan funding arrangements hereafter adopted, and to engage in purchases of its stock and reissuances of its treasury shares for reasonable business purposes, without any additional prior Commission order. Stock transactions of this variety would thus be treated the same as other stock transactions permitted pursuant to this Application. Such authorization would supersede all prior authorizations listed on Exhibit G, thereby simplifying considerably the extensive reporting for generally small transactions now in place under Consolidated's filings under the Act.

B. Parent-Subsidiary Intra-System Financing

     1.  Rule 52 Exemption

     Due to the Commission's adoption in HCAR No. 26311, dated June 20, 1995, of amendments to its exemptive Rule 52, much of the financing transactions between Consolidated and its Subsidiaries would now be exempt pursuant to such rule. However, to the extent that the transaction (i) involves the issue and sale of a short-term debt security by an Issuing Utility Subsidiary or (ii) involves the issue and sale by an Issuing Non-utility Subsidiary of an Approved Security not currently covered by Rule 52, Rule 52 would not apply. In order to cover these areas not included within the ambit of Rule 52, request is made to engage in Consolidated-Issuing Utility Subsidiary short-term debt financings and Consolidated-Issuing Non-utility Subsidiary Approved Security financings as described below.

     2. Intra-system Financings by Consolidated

	Consolidated would continue to provide financing to each of its directly owned Subsidiaries as required. Such financings would generally continue to be in the form of open account advances, long-term loans and/or capital stock purchases, as requested by the Treasurer of each such Subsidiary. Open account advances will provide funds for general corporate purposes, including gas storage inventories, other working capital requirements and temporarily for capital expenditures until long-term financing is obtained and /or cash is generated internally. Generally, Consolidated's long-term loans to, and purchase of capital stock from, such Subsidiaries will provide financing for their capital expenditures, and will be exempt transactions under Rule 52. The Subsidiaries may also, from time to time as deemed appropriate by them, buy back shares of their respective common stock or preferred stock from Consolidated.
	Open account advances by Consolidated to Issuing Utility Subsidiaries may be made, repaid and remade on a revolving basis, with interest at the same effective rate of interest as Consolidated's daily weighted average effective rate of commercial paper, revolving credit and/or other short-term borrowings.
If no such borrowings are outstanding then the interest rate shall be predicated on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York. Such advances will be made through the CNG System money pool ("Money Pool") authorized under Commission order dated
June 12, 1986, HCAR No. 24128, File No. 70-7258.


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	Consolidated and its Issuing Non-utility Subsidiaries may engage in other types of Approved Security financing of their respective Subsidiaries.

	3. Changes in Capital Stock of Subsidiaries

	The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to Consolidated or other immediate parent company during the approximate 5 year authorization period cannot be ascertained at this time. It may happen that the proposed sale of common stock may in some cases exceed the currently authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use other forms of capital stock. As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to increase the amount of any such Subsidiary's authorized common stock capitalization by an amount deemed appropriate by Consolidated or other immediate parent company in the instant case, but in no event to exceed twice the currently authorized amount of common stock capitalization. A Subsidiary would be able to change the par value, or change between par and no-par common stock, without additional Commission approval.

C.	External Financing by Issuing Non-Utility Subsidiaries

	The Issuing Non-utility Subsidiaries are expected to be active in the development and expansion of energy-related, non-utility businesses in the Consolidated System. They will be competing with large, well-capitalized companies in different sectors of the energy industry. In order to accomplish investments in such competitive arenas, it will be necessary for the Issuing Non-utility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. It is for this reason that it is requested that the Issuing Non-utility Subsidiaries be permitted to issue and sell Approved Securities including the use of Financing Entities in connection therewith.


V. PARENT COMPANY GUARANTEES

	Consolidated and its Issuing Non-utility Subsidiaries request authorization to enter guarantee arrangements, obtain letters of credit, and otherwise provide credit support with respect to obligations of their respective Subsidiaries to third parties as may be needed and appropriate to enable them to carry on in the ordinary course of their respective businesses. In addition, Consolidated requests authorization to enter into expense agreements with any Finance Entities formed by it, pursuant to which Consolidated would agree to pay all expenses of such entities to enable them to issue Approved Securities. The maximum aggregate limit on all such credit support by Consolidated and by all Subsidiaries at any one time will be $1.5 billion. The $1.5 billion on guarantees is in addition to the $3.5 billion limit on Consolidated's external financing and the $1.5 billion limit on intra-system financing requested elsewhere herein. Such authorization of Consolidated to provide credit support would supersede and replace the current authorization of Consolidated to guarantee up to $750 million of obligations of CNG Energy Services Corporation as set forth in Commission order dated November 16, 1993, HCAR No. 25926, File No. 70-8231.

VI. FILING OF CERTIFICATES OF NOTIFICATION

	It is proposed that, with respect to Consolidated, the reporting system of the 1933 Act and the 1934 Act be integrated with the reporting system under the 1935 Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and Consolidated. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. Such certificate of notification would be filed within 60 days after the end of the calendar quarter in which the transaction occurs.

VII. DOCUMENTS INCORPORATED BY REFERENCE

	The following documents filed with the Commission before or during the period of effectiveness of an order issued in this proceeding shall be deemed to be incorporated into this Application and to be a part hereof from the date of filing of such documents with the Commission, or if filed before the date of filing of this Application, from the date of the filing hereof.

1933 Act

Consolidated's currently effective Form S-3 Registration Statements Nos. 33-49469 and 33-52585 heretofore filed with the Commission pursuant to the 1933 Act, and each Registration Statement and other filings made under the 1933 Act from the date hereof through December 31, 2000.

1934 Act

	Consolidated's most recent Form 10-K Annual Report heretofore filed with the Commission, its Form 10-Q Quarterly Reports filed heretofore subsequent to the filing of the aforesaid Form 10-K, and all documents filed by Consolidated pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of filing of this Application. (File No. 1-3196).

1935 Act

	Consolidated's most recent Form U5S Annual Report, File No. 30-203, heretofore filed with the Commission pursuant to the Act, and each Form
U5S filed from the date hereof through December 31, 2000.


VIII. CURRENTLY EFFECTIVE SYSTEM FINANCING FORM U-1 SUPERSEDED

	On April 28, 1995 Consolidated and certain of its Subsidiaries filed a Form U-1 application-declaration, File No. 70-8619, seeking Commission authorization for Consolidated System financing for the fiscal period July 1, 1995 through June 30, 1996. The Form U-1 in such earlier proceeding is in the traditional format used by Consolidated over many years in seeking intra-system financing on an annual basis. An order dated June 29, 1995, HCAR No. 26321, was issued by the Commission in the File No. 70-8619 proceeding. An order issued in this proceeding would supersede and replace the authorizations granted in the June 29, 1995 order.

     (b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate company or affiliate of the applicant or declarant or any affiliate of any such associate company.


          None, except as set forth in Item 1.(a) above.


     (c) If the proposed transaction involves the acquisition of securities not listed by a registered holding company or a subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.


          Inapplicable.


     (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

          Inapplicable.


Item 2.  Fees, Commissions and Expenses
         ______________________________

      (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.


		It is estimated that underwriting fees and expenses in a transaction not involving competitive bidding will not exceed 5% of the  proceeds.  The fees and expenses involved with a competitively bid transaction are deemed to be reasonable and are estimated to not exceed approximately 0.5% of the proceeds

	Since the authorization period request is for approximately five years and it is currently difficult to estimate with any precision future counsels' fees, no separate memorandum of services of counsel selected by an applicant to act for the successful bidder in a transaction involving competitive bidding needs to be filed.


     (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

          Charges of Consolidated Natural Gas Service Company, Inc. in connection with the preparation of this application-declaration on Form U-1 and other related documents and papers required to consummate the proposed transactions are included in the information stated above.


Item 3.  Applicable Statutory Provisions
         _______________________________

      (a) State the sections of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

		Applicable Statutory
	Transactions	Provisions or Rules
	____________	____________________

	Issuance of securities by	Section 6(a) and 7
	Consolidated to non-associ-
	ate parties

	Issuance of Approved	Section 6(a) and 7;
	Securities by Issuing Non-	Rule 43
	utility Subsidiaries to
	Consolidated.

	Acquisition of Approved	Section 9(a), 10 and
	Securities of Issuing Non-	12(b); Rule 45
	utility Subsidiaries by
	Consolidated.

	Issuance of securities by	Section 6(a) and 7;
	a Financing Entity to its	Rule 43
	parent.

	Acquisition of securities	Section 9(a), 10 and
	of a Financing Entity by	12(b); Rule 45
	its parent.

	Issuance of short-term debt	Section 6(a) and 7;
	by Issuing Utility Subsidiar-	Rule 43
	ies to Consolidated.

	Acquisition of short-term	Section 9(a), 10 and
	debt securities of Issuing	and 12(b); Rule 45
	Utility Subsidiaries by
	Consolidated.

	Amendment of the certificate	Section 6(a); Rule 62
	of incorporation of Consoli-
	dated and Subsidiaries to
	increase their respective
	capitalization.

	Amendment of the certificate	Section 6(a); Rule 62
	of incorporation of Consoli-
	dated to eliminate the current
	preferred stock provision and
	to substitute therefor new
	provisions authorizing a class
	of preferred stock with up-to-
	date provisions.

	Acquisition of shares of	Section 9(a) and 10:
	their own respective outstand-	Rule 42
	ing stock by Consolidated and
	the Subsidiaries.

	Guarantees, expense agreements	Section 6(a), 7 and
	and other credit support given	12(b); Rule 45
	by Consolidated and the
	Subsidiaries to their
	respective Subsidiaries.

     (b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

          Inapplicable.


Item 4.   Regulatory Approval
          ___________________

     (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.

          The Public Service Commission of West Virginia has jurisdiction over the purchase by Hope Gas Inc. of its capital stock from Consolidated.
          The Virginia State Corporation Commission has jurisdiction over the purchase by Virginia Natural Gas, Inc. of its capital stock from Consolidated.
          The Pennsylvania Public Utility Commission has jurisdiction over the purchase by The Peoples Natural Gas Company of its capital stock from Consolidated.
          No other State commission and no Federal commission other than the Securities and Exchange Commission has jurisdiction over any of the proposed transactions.


     (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

          Required applications as needed will be filed with the commissions mentioned above.

Item 5.   Procedure
          _________

     (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

          It is requested that Commission action with respect to the transaction set forth in this application-declaration become effective on or before December 31, 1995.


     (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Office of Public Utility Regulation of the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.


          It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions. The Office of Public Utility Regulation of the Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements
          _________________________________

          The following exhibits and financial statements are filed as a part of this statement:

     (a)  Exhibits

          A-1 The certificate of incorporation and by-laws of Consolidated as filed as exhibits to Consolidated's Form U5S, File No. 30-203, are hereby incorporated by reference.

          A-2  Form of provisions to be included in an
               amendment to the certificate of incorporation of Consolidated creating New Preferred Stock.

          A-3  Form of Commercial Paper notes.
               (Incorporated by reference to Files No. 70-6153 and 70-7393.)

          A-4  Form of Indenture.
               (Incorporated by reference to Exhibit A of File No. 70-8107)

          B-1 Standard Purchase Agreement Provisions - Debt Securities including Form of Purchase Agreement
                (Incorporated by reference to Exhibit B of File No. 70-8107)

          B-2 Standard Purchase Agreement Provisions - Stock including Form of Purchase Agreement

          C-1   Form S-3 Registration Statement.
                (Incorporated by reference to Registration
                Statement No. 33-49469 filed via EDGAR on
                April 6, 1993)

          C-2   Form S-3 Registration Statement.
                (Incorporated by reference to Registration
                Statement No. 33-52585 filed via EDGAR on
                March 9, 1994)

          F-1   Opinion of Counsel for Consolidated
                (To be filed by amendment)

          F-2   Combined Opinion of Counsel for
                CNG Coal Company, CNG Energy Services Corporation,
                CNG Financial Services, Inc., CNG Power Company,
                CNG Market Center Services, Inc., CNG Producing Company, CNG Pipeline Company, CNG Research Company,
                CNG Storage Service Company, CNG Transmission
                Corporation, Consolidated Natural Gas Service
                Company, Inc., Consolidated System LNG Company,
                Hope, Gas, Inc., The East Ohio Gas Company,
                The Peoples Natural Gas, Virginia Natural Gas, Inc., and West Ohio Gas Company
                (To be filed by amendment)

          G - Currently effective authorizations for sale of stock to employee benefit plans and dividend reinvestment plan, and for acquisition of treasury shares on the open market.

          O -   Proposed notice pursuant to Rule 22(f).

     (b)  Financial Statements

		Financial statements included in Consolidated's Form 10-K for the year ended December 31, 1994 and in Consolidated's Form 10-Q for the quarters ended March 31 and June 30, 1995 are hereby incorporated by reference to File No. 1-3196 under the 1934 Act.


Item 7.   Information as to Environmental Effects
          _______________________________________

     (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(c) of the National Environmental Policy Act (42 U.S.C. 4332(2)(C)). If the response to this item is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

          As more fully described in Item 1(a), the proposed transactions subject to the jurisdiction of this Commission relate to financing proposals and involve no major federal action significantly affecting the human environment.

     (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

          None.

SIGNATURES
__________

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

							CONSOLIDATED NATURAL GAS COMPANY

							By  	L. D. Johnson, Vice Chairman and
								Chief Financial Officer

							CNG COAL COMPANY
							CNG ENERGY SERVICES CORPORATION
							CNG FINANCIAL SERVICES, INC.
							CNG POWER COMPANY
							CNG MARKET CENTER SERVICES, INC.
							CNG PRODUCING COMPANY
							CNG PIPELINE COMPANY
							CNG RESEARCH COMPANY
							CNG STORAGE SERVICE COMPANY
							CNG TRANSMISSION CORPORATION
							CONSOLIDATED NATURAL GAS SERVICE
							   COMPANY, INC.
							CONSOLIDATED SYSTEM LNG COMPANY
							HOPE GAS, INC.
							THE EAST OHIO GAS COMPANY
							THE PEOPLES NATURAL GAS COMPANY
							VIRGINIA NATURAL GAS, INC.
							WEST OHIO GAS COMPANY

							By  N. F. Chandler, Their Attorney

Dated:  November 13, 1995